Exhibit 99.2
VALUATION ANALYSIS
OF VESTIN FUND I, LLC
As of June 30, 2005
Prepared by:
HOULIHAN VALUATION ADVISORS
650 Town Center Drive
Suite 550
Costa Mesa, CA 92626
(714) 668-0272

Table of Contents

INTRODUCTION	1

Background and Purpose	1
Scope of Investigation	1

VALUATION OVERVIEW	2

Governing Principles	2
Impact of Marketability on Value	2
Valuation Discounts for Fund I	3

COMPANY OVERVIEW	4

Background	4
Fund Investments	4
Customers	8
Management of Fund I	8
Legal	10

INDUSTRY OVERVIEW	11

Commercial Loan Industry	11
Construction Industry	12

FINANCIAL REVIEW	14

Historical Balance Sheet Review	14
Historical Income Statement Review	15

DISCOUNTS TO NET ASSET VALUE	17

General Concepts	17
Lack of Marketability for Common Stocks	17
Indicated Discounts for Real Estate Holdings	19
Due Diligence with Independent Investors	24
Application of Discounts to Fund I	25

SUMMARY AND CONCLUSION	28

EXHIBITS	1 - 3

APPENDICES	A - C

Introduction
Background and Purpose
The purpose of our engagement was to prepare an independent analysis expressing our conclusions regarding the fair market value, as of June 30, 2005, of the portfolio of assets of Vestin Fund I, LLC (referred to herein as “Fund I” or the “Company”) under a liquidation scenario. We understand that our conclusions will be used as a valuation basis for corporate planning purposes.
Scope of Investigation
In connection with this analysis, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
•	Visited the headquarters and corporate offices of Vestin Mortgage, Inc. in Las Vegas, Nevada;

•	Had due diligence discussions with management regarding the history and nature of the Company, as well as current and future prospects;

•	Reviewed recent public filings for the Company, including its Form 10-K filings for the year ended December 31, 2001 (and the four month period from commencement through December 31, 2001), Form 10-K filings for the three years ended September 30, 2004, and the Company’s Form 10-K filing for the transition period ended June 30, 2005 (in draft form);

•	An analysis of general economic conditions, as well as the outlook for the industry in which the Company operates; and

•	other such analyses and investigations which we deemed appropriate and consistent with accepted business valuation techniques.
We have assumed, without independent verification, the accuracy and completeness of all information supplied to us with respect to our analysis. We have assumed that the financial information provided to us correctly reflects the results of operations for the time periods covered, in accordance with generally accepted accounting principles consistently applied.

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Valuation Overview
Governing Principles
The term “fair market value”, as used herein, is defined as that value at which a willing buyer and willing seller, neither being compelled to act and both being well informed of the relevant facts and conditions which might be anticipated, would effect a sale of an ownership interest at “arm’s length” on a given date. For purposes of this analysis, the term “liquidation scenario” refers to the sale of assets for the purpose of attaining liquidity as promptly as a prudent person could for distribution to members.
Impact of Marketability on Value
Fully marketable and transferable assets are, all else being equal, more valuable than nonmarketable assets. In other words, investors have a preference for liquidity. Liquidity, or access to a market for the asset, allows investors to convert their holdings to cash if there is a fear the asset may decline in value, if the asset no longer fits an investor’s investment criteria, or the investor wishes to take the proceeds and reinvest them in more preferred investments.
In the case of certain of the Company’s assets, most notably its portfolio of non-conventional loans, outside of the cash flows generated by these assets in the normal course of business, there is essentially no prospect (market) for liquidity until ultimate repayment. Valuation practitioners, as well as the Tax Court and the IRS, widely recognize that a lower level of marketability translates into a discount to value when compared with a marketable investment that is similar in other respects. The magnitude of the impact of limited marketability for less-than-fully marketable investments is a function of the liquidity of the market for that asset, the impact on marketability due to statutory, contractual or economic restrictions, the certainty of future cash flows, and the timing of future cash flows. Factors that contribute to a discount from Fund I’s underlying net asset value in a liquidation context include:
•	There is a limited secondary market for short term, unconventional trust deeds due to wide variations and lack of underwriting standards in this niche.

•	Potential buyers would discount loans to compensate for lack of origination fees and the cost of due diligence. Further, potential buyers are reluctant to take on the risk of a loan originated by another underwriter. The greater the length to maturity, the greater the risk perceived by potential buyers.

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•	Loans tend to be discounted in rising interest rate environments.

•	Potential buyers would discount loans for risks that may have developed in a loan since its origination.

•	Any announcement of a liquidation would likely trigger many borrowers to suspend payments on their loans and attempt to renegotiate a reduction in payment or more favorable terms, further diminishing the value of outstanding loans.

•	A liquidation scenario would likely result in the removal or dismissal of Vestin Mortgage as manager which, due to the fact Vestin Mortgage bears significant fund management and loan servicing costs in excess of Fund I’s management fees, would result in a substantial increase in operating costs for Fund I until the Company is fully liquidated.

•	A final liquidation distribution of funds generated in liquidation cannot be made until all creditors are provided for and, accordingly, would be delayed for years due to ongoing costs associated with real estate owned and litigation.

•	Certain loans in default are likely to result in foreclosure and convert to an investment in highly speculative real estate investments with limited options.
Valuation Discounts for Fund I
In our analysis of Fund I, we have relied on the Company’s audited financial statements in determining the underlying net asset value of the Company computed on a GAAP basis. Net asset value represents the value of the Company’s assets net of liabilities assuming loan collections and asset liquidations in the normal course of operations, adjusted for reserves and valuation adjustments. We have applied a discount to certain of the asset values to reflect the diminution in value due to the lack of liquid market and the limited number of potential buyers available in a liquidation scenario.
The determination of the discounts to apply is based on consideration of all the factors that influence the size of such discounts and should not be arbitrarily applied. We have based our discounts on market observations of liquidations of similar assets and discussion with participants in the secondary mortgage market as well as consideration to the costs and risk factors that would influence the magnitude of the discount in a liquidation scenario.

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Company Overview
Background
Fund I was organized in Nevada in December 1999 as a limited liability company and commenced operations in August 2000. The Company is primarily engaged in the business of investing in mortgage loans secured by real estate through deeds of trust and mortgages. Fund I completed its offering in June 2004 and had total assets of approximately $88.2 million as of June 30, 2005.
Fund I is a source of funding for its manager, Vestin Mortgage, Inc. (“Vestin Mortgage”), a commercial mortgage broker licensed in the state of Nevada. Vestin Mortgage’s primary operations consist of the brokerage and placement of commercial, construction, acquisition and development, land and residential mortgage loans secured by real property. Vestin Mortgage, Inc. is a wholly owned subsidiary of Vestin Group, Inc. (“Vestin”), which is engaged in asset management, real estate lending and other financial services. Vestin Mortgage is also manager of Vestin Fund II, LLC (“Fund II”) and Vestin Fund III, LLC (“Fund III”), entities that operate in a business similar to that of Fund I.
Fund Investments
Fund I primarily invests in mortgage loans that are secured by real estate. The Company has six mortgage loan products, consisting of bridge, commercial, construction, acquisition and development, land and residential loans. The effective interest rates on these loans ranges from 5% to 14%. As of June 30, 2005, the Company had 29 mortgage loans outstanding with a combined remaining balance of approximately $67,148,000. The following is a breakout of the mortgage loans outstanding as of June 30, 2005:

Loan Type	# of Loans	Balance	Weighted Average Int. Rate
Acq. & Develop.	4	$7,272,000	8.5%
Bridge	5	$7,063,000	10.2%
Commercial	10	$31,376,000	10.0%
Construction	3	$3,712,000	9.4%
Land	7	$17,725,000	12.9%
Raw and unimproved loans make up approximately 26 percent of the total loans invested in by Fund I. The decision to broker these loans usually depends on the appraised value of the property and the borrower’s actual capital investment in the property. Fund I generally invests in loans with a face value of up to 60 percent of

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the as-if developed appraised value of the property. It is usually also required that the borrower have invested at least 25 percent of the property’s value in property capital expenditures.
Acquisition and development loans make up approximately 11 percent of the total loans invested in. These loans allow the borrowers to complete the basic infrastructure and development of their property prior to the construction of actual buildings or structures. This type of development includes installing utilities, sewers, water pipes and streets. Fund I generally invests in loans with a face value of up to 60 percent of the appraised value of the property in these cases.
Construction loans make up approximately 6 percent of the total loans invested in. These loans provide funds for the construction of buildings or structures on the land. These loans are typically offered after work in the previous phase of the project has been completed and verified by an independent inspector. Fund I generally invests in loans with a face value of up to 75 percent of the appraised value of the property in these cases.
Commercial property loans make up approximately 47 percent of the total loans invested in. These loans provide funds to allow commercial borrowers to make improvements or renovations to the property to increase the income of the property so it will qualify for institutional refinancing. Fund I invests in loans with a face value of up to 75 percent of the appraised value in these cases.
Residential loans make up a very small percentage of the loans invested in by the Company. These loans facilitate the purchase or refinance of one to four family residential properties, as long as one of the units on the property is used as the borrower’s primary residence. Fund I invests in loans up to 75 percent of the appraised value in these cases.
Finally, bridge loans make up approximately 11 percent of Fund I’s loans. These loans provide interim financing (up to six months) to allow commercial borrowers to qualify for permanent refinancing. Fund I invests in loans up to 75 percent of the appraised value of the property in these cases.
In order to secure one of these loans, the borrower needs collateral, including a first or second deed of trust. Over 98.0 percent of the loans invested in are secured by a first mortgage, with the remainder being secured by a second mortgage. In addition, up to 20 percent of loans invested in can be secured by a leasehold interest; however, there were no loans secured by leasehold interests as of June 30, 2005.
The loans require the borrowers to execute promissory notes on behalf of the Company generally providing for the payment of monthly interest charges. The

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general terms of the loans include a short term (usually 12 months), regular interest payments, and a balloon payment of principal paid in full at the end of the term. In addition, Fund I sometimes invests in loans that include a commitment for an interest reserve, which is advanced by Fund I or other lenders. Fund I also occasionally acquires variable rate loans.
In the event of a default of loans, Vestin will initiate foreclosure activity on the property securing the loan. As a result of the foreclosure, Vestin will own the property and then seek to sell the property acquired as quickly as possible.
As of June 30, 2005, five of Fund I’s loans were in default and non-performing. Included is a loan to Rightstar Hawaii with a remaining principal balance of approximately $4,139,000 as of June 30, 2005. The loan is collateralized by a project comprised of four cemeteries and eight mortuaries in Hawaii, the most notable of which is the Valley of the Temples in Honolulu. Vestin is pursuing a judicial foreclosure, which is expected to be completed before the end of 2005. To expedite the foreclosure process, the lenders have jointly agreed to release the guarantors from their guaranty of the loan. Currently, the property is in the hands of a receiver appointed by the court in Hawaii. It appears, based on a report from Comerica, that as much as $19,500,000 of perpetual care and pre-need Trust Fund monies may have been misappropriated by the borrower and the State of Hawaii has claimed that this balance has priority over all lenders. The lenders dispute the amount and priority of the deficit. Obviously no potential buyer of the operations, nor will Fund I, voluntarily assume the Trust Fund liability. Further, it is likely that Fund I and other co-lenders would have to provide buyer financing to affect a sale of the property. Until the foreclosure is complete and litigation involving the trust funds is resolved, the underlying cemetery and mortuary business operations will be difficult to effectively market. Vestin estimates that the process may take as long as two years, possibly more and has written the loan down to approximately $2,914,000 based on an evaluation of the underlying collateral on the loan.
Subsequent to June 30, 2005, Fund I and the affiliated Fund II purchased the interest of a third lender, Owens Financial, in the Rightstar note. The portion acquired by Fund I was purchased for approximately $5,407,000, bringing the net asset value computed on a GAAP basis of Fund II’s interest in the Owens Financial’s interest in the Rightstar note to $8,321,000. The Owens’s portion of the Rightstar note has a last loss position with the co-owners of the remainder of the note having the first loss position.
Also included is a loan made to Mid-State Raceway, Inc. with a remaining principal balance of approximately $3,320,000. The borrower is in bankruptcy, but a reorganization plan has been filed, which makes Fund I and co-lender Fund II whole. Further, the Funds are receiving forbearance payments of $150,000 per

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month. The bankruptcy process is slow and all of the parties are adversarial. It is impossible to predict when or if the reorganization plan will become effective or when the Fund I and Fund II notes will become performing. The reorganization plan requires Fund I and Fund II to provide first trust deed financing for at least six months following confirmation. Vestin’s best estimate is that the loan will paid off no sooner than the end of calendar 2006.
One other non-performing loan has been paid in full in cash while two other non-performing loans are expected to be resolved and paid off shortly. Other non-performing assets include nine real estate projects acquired in foreclosure described as follows:
Marshall’s Harbor: Marshall’s Harbor is comprised of 36 lots that are part of a 72-lot subdivision in Lago Vista, Texas, on the Northeast side of Lake Travis that are co-owned by Fund I and Fund II. The lots not owned by Fund I and Fund II are owned individually by third parties. The infrastructure for the subdivision is approximately 90% complete and the City of Lago Vista estimates the cost of completion of the subdivision infrastructure to be approximately $1,000,000. It is unclear as to how the infrastructure will get completed, since the master developer is bankrupt, and the City of Lago Vista will not issue building permits on the lots until the subdivision infrastructure is complete. Further, Vestin is currently involved in litigation that prevents delivery of clear title to any of the lots to a potential buyer. The litigation is expected to be resolved shortly, at which time Vestin can resume sales efforts. The most likely buyer will be someone who also buys the adjoining Marshall’s Vista property. The net asset value computed on a GAAP basis of Fund I’s interest in the Marshall’s Harbor lots is approximately $1,813,000 net of valuation reserves. Vestin believes the property is fairly valued, but the infrastructure completion issues complicate the sales process, estimated by Vestin to take a minimum of one to two years.
LVRV Property: This property is co-owned by Fund I and Fund II and consists of 82 residential lots that are part of a 354-lot subdivision in Henderson, Nevada. Homes in the subdivision are being built by KB Homes, which has already purchased 272 of the lots for cash. KB Homes has an option to purchase the remaining 82 lots on or before July 7, 2006 at a cash amount equal to the total of Fund I and Fund II’s net asset value. Because of the escalation that has occurred in land prices in Henderson, Nevada, Vestin full expects KB Homes to exercise its option in July 2006. Fund I’s portion remaining net asset value computed on a GAAP basis for this property is approximately $5,412,000.
Willow Creek Property: This property is a 126 unit, 207 bed assisted living center in Youngtown, Arizona currently operated by Vestin on behalf of Fund I and Fund II. The property has been sold for a sales price that is approximately $2.4 million in excess of asset value, net of valuation reserve, but will be 100%

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seller financed. The buyer is an experienced operator of assisted living centers and owns numerous similar properties; however, it is impossible to estimate at what point the buyer will be able to obtain long term financing to retire the debt to Fund I and Fund II. The net asset value computed on a GAAP basis of Fund I’s portion of the property is approximately $886,000 net of valuation reserves,.
Customers
Funds available for investment by Fund I are used by Vestin Mortgage to make loans to borrowers who don’t meet the requirements to borrow from other conventional mortgage lenders or brokers. These requirements include certain standards or length of time required. The majority of the loans are originated in California, Arizona, Hawaii, New York and Nevada.
Management of Fund I
Fund I, which does not have any employees, is managed by Vestin Mortgage which provides the necessary employees for Fund I’s operations. Vestin Mortgage evaluates prospective investments, selects the mortgages or properties for Fund I to invest in, and makes all investment decisions. Vestin Mortgage is also responsible for all administrative matters, including accounting, taxes and legal requirements. Vestin Mortgage receives an annual management fee of up to 0.25 percent of the aggregate capital contributions to Fund I per annum, but has the sole discretion to waive its management fee. The costs incurred by Vestin Mortgage to service loans, manage the Company, and maintain shareholder relations are well in excess of the management fee it receives. Vestin Mortgage is incentivised to bear these costs as it depends on the funds it manages as a source of funds in order to generate origination fees. A liquidation scenario would remove this incentive and certainly result in either the withdrawal or removal of Vestin Mortgage as manager and a substantial increase in Fund I’s costs.
Competition
The non-conventional mortgage lending market is a market niche, with competition coming from both small direct sources and larger indirect sources. Direct competitors of Fund I are providers of short-term, equity-based loans on an expedited basis with higher fees and rates. Larger conventional mortgage lenders, such as commercial banks and mortgage brokers, also compete with Fund I, but to a much lesser extent. Although the Company believes it has a competitive advantage with its quick loan approval process (which only takes about ten to

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twenty days), it does not have the same financial or technical resources as many of its competitors.

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Ownership
Ownership in the Company was represented by 7,686,323 membership units outstanding at June 30, 2005. Vestin Group began selling membership units in 2000 and had little difficulty selling company membership units through mid-2003. However, Vestin Group is limited by its small size and relatively limited operating history. Over the past year and a half, rates of return paid to members of the Fund I have declined due to increasing amounts of non-performing loans. In addition, unit values have been decreasing due to write-offs resulting from foreclosures. These factors, along with a pending SEC investigation of Vestin Group, have resulted in a significant demand for redemption. As a result of the large number of unit liquidation requests that were received, Fund I was required to redeem the maximum number of units allowable in 2003, 2004, and 2005. While redemptions are limited by the Funds’ operating agreements and prospectuses to up to 10 percent of the aggregate number of units in each calendar year, the redemptions have effectively reduced the size of Fund I by 30 percent. The waiting list for members wishing to redeem currently extends to 2018.
Legal
Vestin and Vestin Mortgage, along with other related parties, were named as defendants by Desert Land LLC in a civil action suit. On April 10, 2003, the United States District Court for the District of Nevada entered judgment jointly and severally in favor of Desert Land based on the court’s finding that Del Mar Mortgage received an unlawful penalty fee from the plaintiffs. The defendants filed a motion for reconsideration, which was denied by the court. On August 13, 2003, the court held that the defendants are liable for the judgment in the amount of $5,683,312.19. Michael Shustek personally posted a cash bond for $5,830,000 without any cost or obligation to Vestin or Vestin Mortgage. On September 12, 2003 all of the defendants appealed the judgment to the United States Court of Appeals for the Ninth Circuit which is scheduled to hear the case on October 18, 2005. Fund I is not a party to the action.
On January 6, 2005, Fund I received an order from the SEC related to the financial reporting and internal controls of the fund. The SEC is also investigating the reporting of Fund II and Fund III. The Company is cooperating fully and at this time cannot predict the outcome of this matter.

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Industry Overview
The current and prospective economic conditions as of the valuation date, both in the national economy and in the industry or industries within which the company operates, are important factors that influence the valuation of a business enterprise. Because the Company is involved in commercial loan brokerage for commercial real estate loans, we have reviewed the commercial lending industry, as well as activity in the construction industry, as part of our analysis. A review of the general economy is provided in Appendix B. We utilized sources that were available as of the valuation date, including: Standard & Poor’s Industry Surveys – Trends & Projections, U.S. Department of Labor publications, Energy Information Agency of the Department of Energy publications, U.S. Department of Commerce data, Federal Reserve Board releases, California Department of Finance publications, and California Association of Realtors reports, publications from the Mortgage Bankers Association, the U.S. Census Bureau and the Federal Reserve.
Commercial Loan Industry
During the first quarter of 2005, commercial mortgage loans showed continued growth in mortgage originations. Commercial mortgage bankers originated $31.3 billion in loans, up 39.6 percent from the same quarter in 2004. Although the first quarter of a year is usually the slowest, the first quarter of 2005 set record loan originations, signaling a possible record year in 2005.
One of the main reasons for the high loan origination levels comes from low interest rates. Although interest rates have started to slowly rise again, they reached record low levels during 2003 and 2004. The following chart illustrates the average interest rates for treasury constant maturities:

	May-05	May-04	% Change
3-Month	2.90	1.04	178.8%
1-Year	3.33	1.78	87.1%
3-Year	3.72	3.10	20.0%
5-Year	3.85	3.85	0.0%
7-Year	3.94	4.31	-8.6%
10-Year	4.14	4.72	-12.3%
Loan originations increased for nearly every investor group over the last year. The largest increases came from originations for commercial banks, which increased 60 percent from first quarter 2004 to first quarter 2005. Originations for Freddie Mac rose 53 percent, originations for Fannie Mae rose 50 percent and

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originations for commercial mortgage-backed securities (CMBS) conduits increased 48 percent. Multifamily properties remained the leading property type with 37.5 percent of total originations, while office property loans accounted for 23.4 percent and retail property loans accounted for 16.0 percent.
Conduits hold the largest share of commercial mortgages, with about 35 percent of the total. Life insurance companies are the second largest holders, with about 20 percent of the total. Commercial banks had the largest increase in their holdings of commercial mortgage debt during the first quarter 2005. The following table shows commercial mortgage loan origination volume by investor type:

	$ Volume	% of Total	# of Loans	% of Total	Avg. Loan Amount
	($ in millions)				($ in millions)
Conduits	11,090	35.4%	736	23.7%	15.1
Life Insurance Companies	6,148	19.6%	701	22.6%	8.8
Commercial Banks	5,926	18.9%	908	29.3%	6.5
Fannie Mae	2,853	9.1%	257	8.3%	11.1
Freddie Mac	964	3.1%	89	2.9%	10.8
FHA	380	1.2%	76	2.4%	5.0
Pension Funds	760	2.4%	16	0.5%	47.5
Credit Companies	385	1.2%	24	0.8%	16.0
Other	2,857	9.1%	296	9.5%	9.7
The Federal Reserve Board’s April 2005 Senior Loan Officer Opinion Survey showed that 20 percent of all commercial bank respondents reported that demand for commercial real estate loans was stronger over the past three months. Additionally, almost 25 percent of respondents reported that they had eased lending standards on commercial real estate loans over the past three months.
“Hard money” brokers, such as Vestin Group, specialize in providing expedited loan approval to non-conventional borrowers requiring short-term funding for risky real estate development projects. Such loans are collateralized by trust deeds on property, with loan-to-value ratios typically based on appraisals of the underlying real property on a hypothetical “as-if-developed” basis. Such loans are substantially more risky than conventional loans and provide higher loan origination fees and interest rates. In recent years, with a declining interest rate environment, competition has increased, with borrowers having greater access to funds through conventional lenders, and the placement of loans has become increasingly more difficult. As a result, loan origination fees and the rate of return (interest rate) on loans have trended downward.
Construction Industry

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Fueling the growth of commercial lending is the significant increase in construction of nonresidential properties over the past year. Total nonresidential construction reached a seasonally adjusted annual rate of $483.9 billion during June 2005, an increase of 6.5 percent over June 2004. Commercial construction was the third largest component of nonresidential construction, behind lodging and office construction. Commercial construction reached a seasonally adjusted annual rate of $70.5 billion during June 2005, an increase of 4.6 percent over June 2004. Residential construction in the U.S. reached a seasonally adjusted annual rate of $609.1 billion during June 2005, an increase of 9.0 percent over the same period a year earlier.

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Financial Review
When valuing a business enterprise, it is important to analyze its historical financial performance. This generally serves as an indicator of both the business’ current financial condition and expected future financial performance.
In the case of Fund I, we reviewed recent public filings for the Company, including its Form 10-K filings for the six month period from commencement through December 31, the year ended December 31, 2001, the three years ended September 30, 2004 and its draft Form
10-K filing for the nine-month period ended June 30, 2005. We have accepted this financial information, without verification, as correctly representing the results of operations and financial position of the Company for the time period covered.
A summary of the Company’s historical financial statements, and certain financial ratios derived therefrom, can be found in Exhibit 1 (Comparative Summary Balance Sheet), Exhibit 2 (Comparative Summary Income Statement) and Exhibit 3 (Comparative Financial Ratio Analysis).
Historical Balance Sheet Review
Exhibit 1 shows the Company’s summary balance sheets as of December 31, 2000 and 2001, as of September 30, 2002 through 2004 and as of June 30, 2005. Because the Company commenced operations in September 2001, we have focused on the balance sheets as of December 31, 2001, as of September 30, 2002 through 2004 and as of June 30, 2005. Our review of the Company’s balance sheets indicates the following:
•	The Company’s cash level increased through September 2003 as the Company has been required to accumulate cash funds to allow the Company to fund redemptions of Company units. Cash decreased significantly in the year ended September 2004 and the nine months ended June 2005. The main reason for the decreasing cash level is the increase of redemptions of Company units.

•	Interest and other receivables represent extension and other interest payments receivable, but not yet collected. Interest and other receivables have decreased in the year ended September 2004 and the nine-month period ended June 2005 (after increasing in each of the other periods), reflecting declining business activity and a reduction in the accounts receivable collection period.

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•	The Company’s investment in mortgage loans has decreased each year since the year ended December 2001, but had a slight increase in the latest nine-month period. This overall decrease is attributed to the decline in demand experienced by Vestin Mortgage, the high number of member redemptions, and an increase in foreclosures resulting in real estate held for sale.

•	Real estate held for sale relates to the properties the Company has acquired through foreclosure and is in the process of liquidating. These properties are accounted for at the lower of cost or fair value less costs to sell. Real estate held for sale also includes seller financed real estate held for sale which is comprised of loans created from real estate acquired through foreclosure and resold to independent third parties. Financial accounting standards requires borrowers to have a certain equity ownership to allow the sale to be recorded. As of June 30, 2005, real property held for sale includes three properties valued at approximately $7.8 million and seller financed loans totaling approximately $10.4 million.

•	Nonperforming assets totaled just under $16 million at June 30, 2005 and included nonperforming loans totaling of over $8 million and real estate held for sale of just under $8 million. These non-performing assets will continue to negatively impact the Company’s revenues until they are converted into interest paying mortgage loans.

•	The Company’s most significant liabilities are secured borrowings, which are loans recorded by the Company in which third party investors participate through inter-creditor agreements. The third party investors hold a last loss position with the Fund I and other co-holders of the remainder of the notes having the first loss position. These agreements provide Fund I with additional funding sources for mortgage loans where a third party investor may participate. When the Company records secured borrowings as a liability, it also records an equal and offsetting loan receivable reflecting the last loss position in the note and referred to as assets under secured borrowings.

•	As of June 30, 2005, the net asset value computed on a GAAP basis, based on the Company’s reported stockholders’ equity was approximately $73,271,000 or $9.53 per membership unit.
Historical Income Statement Review
Exhibits 2 shows the Company’s summary income statements for the six months ended December 31, 2001 and the four years ended June 30, 2005. Because the Company commenced operations in June 2001, we have focused on the results of

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the years ended September 30, 2002 through 2004 and the nine-month period ended June 30, 2005. Our review of the Company’s Income Statements indicates the following:
•	Total revenues from interest income have consistently declined since 2002. Revenues in the recent nine-month period ended June 30, 2005 decreased 44.0 percent from the nine-month period ended June 30, 2004. This decrease is primarily due to the high number of member redemptions and a significant decrease in loans involving third party participants. Lowered demand for Fund I’s loan products have also contributed to the decline. Although it is unclear the exact reason for the decreased demand, it is expected that the pending SEC investigation has harmed the reputation of Vestin among potential borrowers.

•	Lower interest rates have forced Fund I to lower the interest rates charged on its loans, which have further negatively impacted operating results.

•	Total revenues increased in the year ended September 30, 2004 due to the recognition of a $4.7 million finder’s fee related to the sale of real estate in Nevada.

•	Other income primarily includes increases in late fees received on mortgage loan investments.

•	Expenses for the nine-month period ended June 30, 2005 showed a 10 percent increase over expenses for the nine-month period ended June 30, 2004. The increase is primarily due to: a write down of $300,000 on a custom residential property, a loss of $400,000 on the sale of a 126 unit hotel, increased expenses related to professional fees related to the conversion of the Company to a REIT and increased expenses related to the maintenance of real estate held for sale.

•	Management fees have generally increased over the period analyzed with increasing capital raised for the Funds. Despite the scheduled redemptions by the Funds’ members, management fees will not decline in the future.

•	During the nine-month periods ended June 30, 2005, members received distributions totaling approximately $3.7 million as compared to $5.1 million for the full year ended September 30, 2004 and $10.4 million in fiscal 2003.

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Discounts to Net Asset Value
As previously mentioned, we have discounted the portfolio of assets in Fund I as of June 30, 2005 assuming a liquidation scenario. The Company’s reported net asset value computed on a GAAP basis of $9.53 per unit reflects Vestin’s best estimate of fair value for its assets; however, a forced liquidation would not yield the highest possible value to the owners. Evidence of the appropriate discounts have come from both the process by which assets were disposed by the Federal Deposit Insurance Corporation (“FDIC”) and the Resolution Trust Corporation (“RTC”)[formed in August 1989], and from discussions with independent investors in assets similar to those held by the Company.
General Concepts
A liquidation scenario involves the sale of assets in an environment where a limited market exists to create liquidity for the assets. This lack of a market, or lack of liquidity, results in a diminution of value in such a scenario. Further, substantial real and opportunity costs also have a negative impact on value. For the reasons discussed in the Valuation Overview section of this report, the liquidation value of an asset will likely be substantially less in a liquidation scenario than its fair market value. An example is the sales price of a new automobile versus its value as a used car immediately following the purchase of the vehicle.
Forced liquidations of loan portfolios and real estate acquired in foreclosures, such as that conducted in the late 1980’s by the Resolution Trust Company, usually result in buyers who are looking for a speculative opportunity based on the distress of the property or the owner. The term liquidation implies a sale at a reduced price. No one ever participated in a “liquidation sale” expecting to pay retail price. Historically, the longer a liquidation drags on the lower the price (the higher the discount).
Lack of Marketability for Securities
It is common practice to discount the value of business interests in privately held companies for lack of marketability. The discount for lack of marketability reflects the difference in liquidity (or marketability) between closely held securities and publicly traded (or otherwise marketable) securities. An owner of publicly traded securities can sell his holdings on virtually a moments notice in an active, highly liquid market. Because closely held securities lack the inherent

Vestin Fund I ,LLC.	Page 17

liquidity of publicly traded securities, they are less attractive for investment purposes. Evidence of discounts for lack of marketability is generally derived from private placements of securities restricted under Rule 144 (known as “letter stock”) in which the private placement price is compared to the freely traded price of the stock. Letter stock is the same in all respects to its freely traded counterparts except with respect to marketability, since Rule 144 effectively restricts the marketability of unregistered securities by limiting the holder from selling the securities in public markets for two or three years (although securities issued after April 29, 1997 have a one-year rather than two-year holding period), unless it is registered or sold through a private placement. Such securities are sold in private placements at a discount from the freely traded market price due to the restrictions imposed by statute resulting in lack of access to an active market.
Numerous studies have been conducted which provide empirical evidence on the magnitude of discounts reflecting the lack of marketability of restricted or closely held securities. In 1971, the SEC published a study on sales of restricted stock showing that letter stock trades at a discount to its free-trading counterparts. The overall mean and median discounts for restricted common stock sold between January 1, 1966 and June 30, 1969 were approximately 26 percent. For nonreporting OTC companies, which are more likely to resemble closely held companies, the mean and median discounts were approximately 33 percent. This study formed the basis for Revenue Ruling 77-287 which provides guidance for determining discounts for lack of marketability and states that (1) no automatic formula could be used to determine discounts for lack of marketability, (2) generally such discounts were related to both the sales and the earnings of the issuing company, (3) such discounts generally were a function of the trading market for the equivalent actively traded stock, and (4) discounts are related to resale provisions. In general, discounts were lower for companies with relatively higher revenues and higher earnings, New York and American stock exchange companies versus OTC companies, and for those securities with resale provisions that essentially enhance the marketability of the securities.
The results of various studies conducted over the years analyzing discounts of restricted shares of publicly traded companies are summarized below:

- SEC Study Overall Median and Average	26%
- SEC Study Nonreporting OTC Median and Average	33%
- Gelman Study Average	33%
- Trout Study Average	33%
- Moroney Study Average	36%
- Moroney Study Median	33%
- Maher Study Average	35%
- Standard Research Study Median	45%
- Willamette Study Median	31%
- Management Planning Study Median	25%

Vestin Fund I ,LLC.	Page 18

Overall these studies indicate discounts ranging from nil to 90 percent, with averages and medians clustering near 35 percent.
We undertook our own study to analyze private placements of restricted stock in the period from 1985 through 1994. In our study, we identified 48 private placement transactions involving restricted stock of publicly traded companies. The discounts from the freely traded market prices of these securities vary significantly, ranging from 2 private placements which occurred at a premium to a maximum discount of 72 percent, with a median discount of 27 percent.
In addition to the restricted stock studies, the discount for lack of marketability has also been quantified in another set of studies that analyze private transactions of a company’s stock shortly before that company goes public. The private transaction price is compared to the subsequent IPO price to determine an implied discount for lack of marketability. Studies have been performed over time separately by both Robert W. Baird & Co. and Willamette Management Associates.
In the Baird studies, the latest transaction (which was represented by either an actual sale of common stock or the issuance of stock options where the exercise price was the estimated fair market value) that took place within five months prior to the IPO was compared to the IPO price. With the exception of the first study, with a median discount of over 65 percent, the medians over time have been in the relatively narrow range of 40 to 45 percent.
The Willamette studies differ slightly from the Baird studies in that greater effort was made to eliminate transactions that were not considered arm’s-length in nature. Also, because the Willamette study included transactions as much as three years prior to the IPO, the actual discount between the private transaction price and the IPO price was adjusted to reflect changes in market conditions between the date of the private transaction and the date of the IPO, measured either by changes in industry indices or industry average P/E multiples. The study medians for the 14 separate studies covering the time frame between 1975 and 1993 have been as low as 31.8 percent and as high as 80.5 percent. The most recent study as of the valuation date had a median discount of 53.3 percent when adjusted for changes in industry average P/E multiples.
Indicated Discounts for Real Estate Holdings
In the context of distressed sales of real property holdings, empirical data for discounts is found in the syndicated real estate limited partnership market, commonly referred to as the “secondary market”. This market is comprised of

Vestin Fund I ,LLC.	Page 19

trades of interests that combine elements of both lack of control and lack of marketability. The limited partnership interests are “blue skied” and registered for public sale, although they are not actively traded on any exchange. The market for such partnership interests was originally created by a small number of brokers or facilitators who, by request, will attempt to arrange trades between buyers and sellers with no access to an active market. This market reflects a low level of liquidity in that there is no exchange on which the interests are traded and there is not even a posting of bid and ask prices as would be analogous to the “pink sheets” for thinly-traded corporate issues. The market is somewhat analogous to a liquidation scenario in that it is a true “workout market” in that trades are negotiated on a trade-by-trade basis and individual partnership interests may trade on a very infrequent basis (perhaps once or twice per quarter or less).
For several years, HVA has prepared bi-monthly studies analyzing the trading prices of limited partnership interests in the secondary market relative to the underlying net asset value of the partnerships. The net asset value for each partnership observed in our studies was calculated by adjusting the partners’ equity by substituting the estimated market value of real property (as determined by either an independent real estate appraisal or the general partner’s estimate) for the book value of real property using data compiled by Partnership Profiles, Inc.
With the exception of a slight increase in 2001, the average of the median discounts to net asset value in each study performed in a particular year has generally decreased from over 50 percent in 1994 to 20 percent in 2004. This is demonstrated below:
Overall Median Discounts
(January 1994 — May 2004)

1994	54%
1995	44%
1996	41%
1997	32%
1998	32%
1999	28%
2000	27%
2001	32%
2002	26%
2003	25%
2004	20%
The general decline in discounts over time is primarily the result of the increased liquidity of the secondary market over time. The network of buyers, sellers and

Vestin Fund I ,LLC.	Page 20

broker intermediaries has provided a reasonably efficient mechanism to facilitate trades in recent years, with buyers generally available for partnership interests. In addition, liquidity in the secondary market has been enhanced in recent years by a number of factors, including:
•	an increase in the number of so-called “4.9 percent” tender offers, where a buyer makes a tender for 4.9 percent of the partnership’s interests;

•	a substantial increase in the number of partnership liquidations (numbering in the hundreds), resulting in the partners realizing the partnership’s underlying net asset value; and

•	aggressive purchasing of secondary market partnerships by REITS.
Further evidence of discounts for real estate holdings with limited liquidity are studies of transactions involving undivided interest holdings in real estate. Despite certain specific rights possessed by undivided interest holders, including the right to partition, veto powers, and the right to occupy, transactions of undivided interests are usually made at prices below the pro rata fee simple value of the property. These prices generally reflect discounts for both lack of control and lack of marketability. The lack of control aspect of the discount comes from the interest holder’s inability to affect decisions regarding the property unilaterally. He or she must obtain the consent of all of the other interest holders to dispose of the property. The lack of marketability component of the discount results from the lack of any market to facilitate trades of undivided real property interests. An interest holder can only bring liquidity to the interest by filing a partition lawsuit to either divide the property, if feasible, or liquidate the property and distribute the proceeds to the interest holders. A partition action is expensive and time consuming and there is no guarantee that it will result in realizing the actual fair market value of the real estate subject to the partition action. Finally, an additional reason for undivided real property interests selling at a discount to the underlying property’s net asset value is that creditors of the property have the right to seek judicial relief for claims against the property from all of the interest holders, regardless of their percentage of ownership.
One of the first published studies of discounts related to undivided interests appeared in the December 1983 issue of Valuation (published by the American Society of Appraisers). The study reported 21 transactions of undivided interests as small as a 4.6 percent interest, and as large as a 94.4 percent interest. The combined discounts from appraised value ranged from 5.6 percent to 87.0 percent with a median discount of 30 percent. An additional study was published in the Fall/Winter 1988 issue of Real Estate Issues which reported on 54 undivided interest transactions ranging in size from a low of 1.5 percent, to a high of 75

Vestin Fund I ,LLC.	Page 21

percent. The combined discounts from appraised value ranged from 0.0 percent to 82.4 percent with a median discount of 34.8 percent.
In addition to these published studies, HVA has access (through a licensing agreement) to an unpublished detailed study of 49 undivided interest transactions across the United States. The data for this study has been collected over a period of years for undivided interest transactions where the terms could be verified and where a reasonable estimate of the property’s underlying value-either a recent real estate appraisal or the estimate of a qualified real estate professional familiar with the subject property and the regional market-was available. The median discount for transactions of undivided interests observed in the study was approximately 40 percent. The undivided interests sold ranged in size from a 0.58 percent undivided interest to an 87.45 percent undivided interest.
The FDIC/RTC Asset Disposition Experience
Due to the Savings and Loan (“S&L”) crisis of the 1980’s, both the FDIC and RTC were under extreme pressure to liquidate both performing and non-performing loans, as well as Real Estate-Owned (“REO”) of failed financial institutions. Between 1980 and 1994, the FDIC handled the resolution of 1,617 failing or failed banks with total assets of $302.6 billion, and from 1989 and 1995, the RTC resolved 747 failing or failed thrift institutions with total assets of $402.6 billion. In addition, the Federal Savings and Loan Insurance Corporation (“FSLIC”) also handled the resolution of 550 thrifts with total assets of $219.0 billion. Altogether, from 1980 to 1994 these agencies resolved 2,912 banks and thrifts with assets totaling $923.8 billion (the RTC resolved two thrifts in 1995 with assets of $400 million).
The vast majority of FDIC resolutions were handled by selling the assets to healthy banks, although the FDIC did dispose of some assets through a sealed bid process, and the more troublesome assets through an auction process. The following table shows the results of the FDIC’s sealed bid process ($ Thousands):
FDIC Sealed Bid Loan Sales

				Sales Price as a
Year	# of Loans Sold	Book Value	Sales price	% of Book Value

1986	128,779	$341,983	$177,993	52.1
1987	91,123	$860,360	$303,338	35.3
1988	71,865	$875,419	$276,061	31.5
1989	28,284	$493,132	$210,778	42.7
1990	106,668	$1,341,397	$645,596	48.1
1991	143,462	$2,119,000	$1,452,000	68.5
1992	96,529	$4,094,093	$3,253,847	79.5
1993	136,347	$5,386,787	$3,332,402	61.9
1994	63,780	$4,562,358	$2,654,237	58.2

Totals/Avg.	886,837	$20,074,529	$12,306,252	61.3

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As shown in the table, the average discount from book value of accepted bids generally exceeded 30 percent and typically ranged from 40 to 50 percent or more.
The following table shows the results of the FDIC’s auction process
($ Thousands):
FDIC Loan Auctions

Auction		Aggregate				Sales Price as a
Date	Location	Book Value	# of Loans Sold	# of Pools Sold	Sales Price	% of Book Value

Oct-87	IL	$7,983	392	8	$2,430	30.4
Oct-88	CA	$15,227	473	23	$3,524	23.1
Oct-88	LA	$15,093	37	21	N/A	N/A
Jan-89	TX	$15,838	794	26	$2,360	14.9
Jan-90	CA	$9,492	983	12	$2,360	24.9
Jun-95	TX	$58,841	1,438	19	$10,570	18.0

Totals/Avg.		$122,475	4,117	109	$21,244	22.3
As shown in the table, the average discount from book value of auctioned assets was greater than 75 percent for these more problematic assets.
The vast majority of RTC assets were resolved through sales of thrift assets while those institutions were under the supervision of the RTC, through regional and national auctions, or via structured programs, where the RTC would package assets into portfolios in order to dispose of assets faster. The following tables shows the results of the RTC’s regional ($ Thousands) and national ($ Millions) auction process:
RTC Regional Loan Auctions

Auction		Aggregate				Sales Price as a
Date	Location	Book Value	# of Loans Sold	# of Pools Sold	Sales Price	% of Book Value

Jun-91	IL	$56,493	3,970	64	$32,653	57.8
Jun-91	CO	$61,931	4,056	55	$23,280	37.6
Jul-91	TX	$24,518	3,299	22	$5,030	20.5
Dec-91	CO	$93,699	5,437	49	$46,410	49.5
Apr-92	GA	$203,995	3,366	57	$105,875	51.9
May-92	TX	$24,359	1,319	19	$4,259	17.5
Aug-92	TX	$17,114	1,046	12	$6,175	36.1
Sep-92	PA	$78,243	689	38	$21,210	27.1
Oct-92	TX	$46,030	796	27	$28,500	61.9
Dec-92	AZ	$19,059	45	14	$7,133	37.4

Total/Avg.		$625,441	24,023	357	$280,525	39.7

Vestin Fund I ,LLC.	Page 23

RTC National Loan Auction Program

Auction				# of Packages		Sales Price as a
Date	Book Value	Sales Price	# of Loans Sold	Sold	# of Buyers	% of Book Value

Sep-92	$416	$248	6,966	196	39	59.6
Mar-93	$501	$249	17,814	190	40	49.7
Aug-93	$673	$335	11,198	311	55	49.8
Apr-94	$318	$191	5,809	225	45	60.1
Sep-94	$399	$223	8,814	317	81	55.9
Dec-94	$370	$229	9,786	258	73	61.9
May-95	$353	$231	7,178	296	76	65.4
Dec-95	$569	$403	5,349	336	96	70.8

Totals/Avg.	$3,599	$2,109	72,914	2,129	505	58.6
As shown in the tables, the average discount from book value of auctioned assets in the regional auctions was greater than 60 percent, while the average discount from book value of auctioned assets in the national auctions was more than 40 percent. Finally, the following table shows the results of the RTC’s structured program ($ Thousands):
RTC Structured Transactions

				Sales Price as a
Year	# of Transactions	Book Value	Sales Price	% of Book Value

1990	2	$362,089	$259,190	71.6
1991	29	$5,203,269	$3,246,103	62.4
1992	32	$8,615,621	$4,013,784	46.6
1993	28	$5,421,142	$3,153,524	58.2
1994	1	$28,304	$28,367	100.2
1995	0	$0	$0	0.0

Totals/Avg.	92	$19,630,424	$10,700,968	54.5
As shown in the table, the average discount from book value of structured transaction assets was approximately 45 percent.
It is important to note that most of the assets sold in this manner were, by definition, problem loans that required significant discounts to book value due to insufficient underlying assets values and other issues.
Due Diligence with Independent Investors
Our analysis of the appropriate discount on the assets of Fund I also included discussions with various parties who buy and sell unconventional, “hard money” loans. Our due diligence discussions indicate that many independent investors are

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not willing to take on the risk and significant micromanagement required of speculative construction and project development loans such as the type originated by Vestin and held by the Company. Of those that are willing to buy unconventional loans, discounts of approximately 20 to 25 percent or more from face value are required. Further, our due diligence discussions also indicated that some independent investors are only willing to purchase loans if construction and development is near completion and the project is nearly ready for permanent financing. However, even on loans of this type, which are significantly less risky and easier to manage than loans in earlier stages of development, investors typically require discounts of 10 to 15 percent from face value. We have concluded from these discussions that it is difficult to find buyers for unconventional construction loans, and those investors that are willing to purchase these loans typically require significant discounts from face value. Certain loans are virtually non-marketable.
Application of Discounts to Fund I
In our determination of the appropriate discounts on the assets of Fund I we divided the Company’s loan portfolio and real estate-owned into several categories. For each category, we selected minimum discounts we consider to be appropriate in determining the value of assets in a liquidation scenario. For the loan portfolio (including loans classified as seller financed real estate owned), we classified the loans as follows:
•	those which had matured at June 30, 2005 (or would mature shortly thereafter) representing approximately 26 percent of the loan portfolio value. For these loans, due to the eminent liquidation of the loans, no discount was taken;

•	those that are expected to mature prior to December 31, 2005, representing approximately 7 percent of the loan portfolio value, for which a 15 percent discount was taken;

•	those that are expected to mature prior to June 30, 2006, representing approximately 50 percent of the loan portfolio value, for which a 25 percent discount was taken; and

•	those that are expected to mature beyond June 30, 2006, representing approximately 13 percent of the loan portfolio value, for which a 30 percent discount was taken.
These discounts on the loan portfolio reflect the fact that the collateral for the longer term loans is much further from being fully developed, and consequently bear a higher risk to a potential purchaser who has not done the initial due

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diligence and who has not received any loan origination fees (or “points”), since the loans have already been made. The discount of at least 30 percent for loans maturing in over a year and 25 percent for loans maturing in less than a year but greater than six months reflect discounts near or above the upper end indicated in our due diligence discussions but below the observed discounts observed in the RTC and FDIC liquidations. These loans are outside the criteria of potential buyers to be even considered for purchase by most potential buyers. On the other hand, these loans are generally performing loans and should not be discounted near the magnitude of loans observed in the RTC and FDIC Liquidations. Loans maturing within six months were discounted 15 percent to reflect the lower degree of risk with a shorter time to maturity. At minimum these loans should reflect the opportunity cost of lost origination fees (approximately 4 to 6 percent) and due diligence costs. There is also a potential for loan extensions, which, though would provide an extension fee, would extend the maturity and increase the risk of the loans. Accordingly, we selected a minimum discount that is near the lower end of discounts indicated in our due diligence discussions. As mentioned, loans where payment was considered eminent within three months were not discounted.
In the case of the Rightstar loan, representing approximately 4.4 percent of the loan portfolio value and considered separately, a higher discount of 45 percent was selected, due to the fact the loan was in the process of foreclosure. With significant issues related the underlying collateral and Vestin’s inability to control the certain aspects, we consider a minimum discount slightly higher than the average discount observed for undivided interest transactions to be appropriate.
Based on the discounts selected above, a weighted average discount of 19.3 percent was applied to the Company’s loan portfolio in order to determine the maximum fair market value of the Company’s assets in a liquidation scenario. Further, based on the same criteria above a weighted average discount of 19.9 percent, which is comprised of parts of the same loans in the Company’s loan portfolio, was applied to loans classified as assets under secured borrowings.
With regard to real estate-owned, we made minimum discount selections as follows:
•	For the LVRV and Willow Creek no discount was taken as these properties are anticipated to be liquidated without a loss in value. We consider the gains expected by some to be offset by transaction costs. These properties combined represent approximately 77 percent of the Company’s ROE value.

•	With regard to the Marshall’s Harbor, representing approximately 23 percent of the Company’s ROE value, a substantial discounts of 40 percent, was considered reasonable. The Company essentially holds a partial interest in a larger subdivision in which it does not control the development of the

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infrastructure. The 40 percent discount for Marshall’s Harbor was based on the median discount observed for undivided interest holdings reflecting the Company’s complete lack of controlling the disposition of the property.
Based on the discounts selected above, a weighted average discount of 9.3 percent was applied to the Company’s real estate portfolio in determine the maximum fair market value of the Company’s assets in a liquidation scenario.
Finally, we also took modest discounts on other asset classes such as interest receivable and other notes receivable, primarily to reflect potential liquidation costs in a liquidation scenario.

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Summary and Conclusion
In our analysis of Fund I, we have relied on the draft audited balance sheet as of June 30, 2005 that will be incorporated into the Company’s Form 10-K filing to determine the Company’s underlying net asset value. The book value of assets and liabilities computed on a GAAP basis are shown in the first column of Exhibit 3. As mentioned, the purpose of this analysis was to provide our opinion as to the fair market value of the Company’s assets in a liquidation scenario. Accordingly, we have applied discounts to the Company’s net asset values computed on a GAAP basis to reflect the diminution in value as a result of a distressed sale of the Company’s assets in liquidation based on the analysis outlined herein. The third column in Exhibit 3 provides the minimum discounts we consider reasonable to apply for each asset class while the middle column provides the adjusted maximum value, after discounts, assuming liquidation.
As shown in the exhibit and discussed herein, we have not applied discounts to cash, certificates of deposit or any amounts dues from Vestin Fund I, nor to certain loans and real estate holdings that are considered highly liquid. We took a small discount for interest and other receivables to account for any costs or losses upon liquidation. We applied a 25 percent discount on a small note receivable, which is an unsecured note from a former borrower that was given to the Company when they were released from a personal guarantee and is not due for another year.
The most significant discounts were those on the Company’s loan portfolio, real estate-owned, and assets under secured borrowings. The weighted average (based on the dollar balance of each loan) of the minimum discounts selected for the loan portfolio was determined to be 19.3 percent, while the weighted average of the minimum discounts selected for the real estate-owned portfolio was determined to be 9.3 percent. The 19.9 percent discount for the assets under secured borrowings was also weighted on the dollar balance of each loan, and utilized the same discounts selected for the identical loans found in the loan portfolio.
Based on the adjusted value of the Company’s assets in liquidation, an indicated total value of the Company’s assets was determined to be approximately $72,714,000 as of June 30, 2005. Subtracting the book value of the Company’s liabilities of $15,092,000 resulted in a net asset value assuming liquidation of no greater than $57,622,000, or $7.50 per membership unit based on 7,686,232 units outstanding at June 30, 2005. In our analysis, we have determined what we consider to be the maximum value obtainable under a liquidation scenario and believe that the actual value could be substantially lower.

Vestin Fund I ,LLC.	Page 28

EXHIBITS

Comparative Summary Balance Sheet	Exhibit 1 ($000s Omitted)
VESTIN FUND I, LLC

	As of
	June 30,	As of September 30,			As of December 31,
	2005	2004	2003	2002	2001	2000

Assets
Current Assets:	Draft	Audited	Audited	Audited	Audited	Audited
Cash & Equivalents	3,162	10,130	14,883	5,537	4,257	1,570
Interest and Other Receivables	682	1,327	1,632	1,176	1,009	491
Note Receivable	119	119	0	0	0	0
Real Est. Held for Sale	7,757	15,287	22,517	1,541	0	0
Real Est. Held for Sale-Seller Fin	10,374	10,801	4,006	0	0	0
Investment in Mortgage Loan:	54,878	47,344	51,695	91,091	97,228	39,377
Assets Under Secured Borrowings	11,391	6,134	20,324	6,637	0	0
Other Assets	0	0	8	84	28	199

Total Assets	88,363	91,142	115,064	106,067	102,522	41,637

Liabilities & Stockholders’ Equity
Current Liabilities:
Notes Payable	0	0	2,000	0	0	0
Notes Payable to Fund I	0	0	4,733	0	0	0
Secured Borrowings	11,391	6,134	20,324	6,637	0	0
Accounts Payable & Acc. Liab	443	351	23	0	0	0
Due to Manager	922	652	362	430	67	0
Due to Vestin Group	2	5	132	0	0	0
Due to Vestin Fund II	1,560	1,470	948	0	0	0
Due to Vestin Fund II	6	0	0	0	0
Other Liabilities	768	252	28	0	0	256

Total Liabilities	15,092	8,864	28,549	7,068	67	256

Stockholders’ Equity
Members’ Equity	73,271	82,278	86,515	98,999	102,456	41,381

Total Stockholders’ Equity	73,271	82,278	86,515	98,999	102,456	41,381
Total Liabilities & Stockholders’ Equity	88,363	91,142	115,064	106,067	102,522	41,637

Comparative Summary Income Statement	Exhibit 2
($000s Omitted)
VESTIN FUND I, LLC

	12 Mos. Ended					Fiscal Year Ended
	June 30,	Fiscal Year Ended September 30,				December 31,
	2005	2004	2003	2002	2001	2000
	Draft	Audited	Audited	Audited	Auditea	Audited
Revenues
Interest Income	6,041	7,519	9,194	12,904	11,051	1,076
Loan Fees	72	72	527	0	256	91
Sale of Real Estate	1,072	4,667	0	0	0	0
Other Revenues	705	408	644	247	257	100

Total Revenues	7,891	12,666	10,364	13,151	11,565	1,267

Operating Expenses:
Management Fees	265	255	253	310	131	25
Provision for Loan Losses	1,296	100	400	100	0	0
Loss on Sale of Real Estate	863	463	0	0	0	0
Adj. On Real Estate Held	1,285	535	3,383	0	0	0
Deferred Bond Offering Write-of	0	0	204	0	0	0
Real Estate Held Expenses	937	597	467	0	0	0
Professional Fees	580	230	195	0	0	0
Other	165	130	31	42	46	0

Total	5,391	2,310	4,932	453	177	25

Operating Income	2,501	10,356	5,433	12,699	11,388	1,242

Other Income	0	0	0	0	0	0

Earnings Before Interest and Taxes (EBIT)	2,501	10,356	5,433	12,699	11,388	1,242

Interest Expense	716	1,789	1,121	114	0	0

Pretax Income	1,784	8,567	4,312	12,585	11,388	1,242

Provision for Taxes	0	0	0	0	0	0

Net Income	1,784	8,567	4,312	12,585	11,388	1,242

Depreciation	0	0	0	0	0	0
Capital Expenditures	0	0	0	0	0	0
Common Dividends	4,230	4,241	8,049	5,278	8,641	660

Net Asset Value	Exhibit 3
VESTIN FUND I, LLC

	Book Value	Adjusted
	June 30,	Value In
	2005	Liquidation	Discount %

Assets
Cash	2,862	2,862	0.0%
Certificates of deposit	300	300	0.0%
Interest and other receivables	682	648	5.0%
Investment in mortgage loans, net of allowance for loan losses, and real estate held for sale — seller financed	65,252	52,660	19.3%
Real estate held for sale	7,757	7,032	9.3%
Note receivable	119	89	25.0%
Assets under secured borrowings	11,391	9,123	19.9%

Total Assets	88,363	72,714	17.7%

Liabilities & Members’ Equity

Accounts payable and accrued liabilities	443	443	0.0%
Due to Manager	922	922	0.0%
Due to Vestin Group	2	2	0.0%
Due to Vestin Fund II	1,560	1,560	0.0%
Due to Vestin Fund III	6	6	0.0%
Secured borrowings	11,391	11,391	0.0%
Deferred income	768	768	0.0%

Total Liabilities	15,092	15,092

Net Book Value/Net Asset Value In Liquidation	73,271	57,622	21.4%
Net Book Value/Net Asset Value In Liquidation (Per Unit)	$9.53	$7.50

APPENDIX A
Statement of Limiting Conditions
and Certification

STATEMENT OF LIMITING CONDITIONS AND CERTIFICATION
1.	Neither Houlihan Valuation Advisors (“HVA”) nor its principals have any present or intended interest in the Company. HVA’s fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure arrived at.

2.	This report is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

3.	HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of fact, and reasonable men can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation and that HVA believes that all statements of fact contained in this report are true and correct.

4.	In preparing the valuation report, we used information provided by the representatives of the Company. It has been represented that the information is reasonably complete and accurate. We did not make independent examinations of any information supplied by the representatives of the Company that was relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

5.	The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owner’s participation.

6.	Publicly available information utilized herein (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representation as to its accuracy.

7.	This engagement is limited to the production of the report, conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the report unless arrangements for such future services have been made.

8.	This valuation report and the conclusions contained herein are necessarily based on market and economic conditions as they existed as of the date of valuation.

9.	HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the Business Valuation Standards I through VIII as set forth by the American Society of Appraisers (“ASA”) as of August 2002. The ASA has a mandatory recertification program for all of its Senior members; all Senior ASA members who are signatories to this report are in compliance with that program.

10.	No one provided significant professional assistance to the person(s) signing this report, except Kyle Davis and Lisa Randall.

APPENDIX B
General Economic Overview

Economic Overview and Outlook
National Economy
Gross Domestic Product (GDP)
Growth in real GDP continues to fluctuate between 3.0 and 4.0 percent, but is beginning to show signs of a decrease in growth. In the first quarter of 2005, real GDP growth was 3.5 percent, which was a slight decrease from the 3.9 percent growth experienced during the fourth quarter of 2004. Real GDP growth is expected to remain in the 3.0 to 4.0 percent range for most of 2005 and the first three quarters of 2006. The chart below presents the historical and forecasted growth in real GDP.
Source: Standard & Poor’s Industry Surveys – Trends & Projections, June 16, 2005
Growth in personal consumption, as well as in non-residential investment, is projected to continue lending support to real GDP growth during 2005 and 2006. Personal consumption growth is forecast between 3.0 percent and 3.2 percent per quarter through the remainder of 2005 and the first three quarters of 2006, while nonresidential fixed investment is expected to rise by 8.8 percent during the second quarter of 2005 and 9.0 percent during the third quarter of 2005. Residential fixed investment is projected to increase during the third quarter of 2005 before declining through 2006. This general economic growth is expected to result in slightly decreased unemployment rates, while core inflation is forecast to be modest.
Inflation
Despite the decline in the value of the dollar, there has been little impact on the inflation rate. As measured by the change in the consumer price index (“CPI”), inflation decreased slightly to 2.4 percent during the first quarter of 2005, but is expected to increase during the second quarter of 2005 to 4.4 percent before declining to 1.3 percent during the third quarter of 2005 and 2.2 percent during the fourth quarter. However, there is some concern that inflation could increase if oil and commodity prices continue rising. The chart below presents the quarterly change in the historical and projected CPI.

Source: Standard & Poor’s Industry Surveys – Trends & Projections, June 16, 2005
Energy Markets
Gasoline markets remained tight at the end of the second quarter of 2005 and are expected to remain high through the rest of the year. At the end of June 2005, the monthly average pump price for regular gasoline was $2.33 per gallon. The average price during the summer season of April through September is expected to be $2.25 per gallon, which is 35 cents per gallon higher than the previous summer. The primary reason for the increase in gas prices is rising crude oil costs. The current and projected crude oil prices suggest that the average pump price for regular gasoline will be $2.20 per gallon during 2006.
The average West Texas Intermediate (“WTI”) price for June 2005 was $56 per barrel. Projected WTI prices are expected to remain above $55 per barrel for the remainder of 2005 and 2006. However, although prices for crude oil and gasoline have increased, demand has continued to increase as well. The Organization of Petroleum Exporting Countries (“OPEC”) is not expected to produce enough to meet worldwide demand, and non-OPEC supply is expected to grow by an average of 0.8 million barrels per day during 2005 and 2006. In addition, the end of summer and beginning of fall are the prime months for hurricane activity, which could negatively affect the production of oil and natural gas in the Gulf of Mexico region.
Natural gas prices increased in June as a result of high crude oil prices and increased cooling demand due to rising temperatures. The Henry Hub natural gas spot price averaged $7.40 per thousand cubic feet (“mcf”) in June 2005, an increase from $6.66 per mcf in May 2005. Natural gas demand is expected to increase by 1.7 percent in 2005 and 2.4 percent in 2006. Natural gas prices are expected to remain high, with Henry Hub prices at $7.21 per mcf during 2005 and $7.41 per mcf during 2006.
Labor Markets
The unemployment rate declined slightly to 5.0 percent during June 2005, down from 5.1 percent the previous month and 5.6 percent in June 2004. Through the second quarter of 2005, layoffs slowed, non-farm payroll growth was positive and the workweek remained constant. Non-farm employment increased by 146,000 jobs in June 2005, with strong growth in professional and business services and health care.
The overall increase in employment is expected to result in a further reduction to the unemployment rate. The following chart presents the historical and forecasted change in the quarterly U.S. unemployment rate from the second quarter of 2004 to the first quarter of 2006.

Source: Standard & Poor’s Industry Surveys – Trends & Projections, June 16, 2005
Interest Rates
The Federal Reserve continued its policy of increasing interest rates through the second quarter of 2005. These rate increases have been in small increments, but if the economy or inflation accelerates, the Fed may choose to increase the rates at a quicker pace. According to Foreign Exchange Capital Markets, the Fed is expected to increase rates up to at least 3.5 percent. The tightening of the interest rates is expected to end with the replacement of Alan Greenspan as Fed Chairman. The chart below illustrates the federal funds and long-term interest rate trends in the United States.
Source: Statistics: Releases and Historical Data, The Federal Reserve Board.

Stock Market
Mixed stock returns were reported in the three major market indices in the second quarter of 2005. The Standard and Poor’s 500 Index (“S&P 500”), composed of the 500 largest companies whose shares trade on U.S. stock markets, recorded an increase of 0.9 percent during the second quarter of 2005, after a 2.7 percent decrease during the previous quarter. The Dow Jones Industrial Average Index (“DJIA”), consisting of the 30 largest companies whose shares trade on U.S. stock markets, decreased 2.2 percent during the second quarter, after decreasing 2.6 percent during the previous quarter. Finally, the Nasdaq Composite Index (“Nasdaq”), primarily comprised of technology companies, was up 2.9 percent during the second quarter of 2005, after decreasing 8.1 percent during the first quarter of 2005. The following charts show the historical performance of the S&P 500 and the Nasdaq indices.
Source: Yahoo!Finance
Source: Yahoo!Finance

Housing Market
The U.S. housing market remained relatively stable throughout the second quarter of 2005. It is estimated that during June 2005 there were 2.004 million unit starts, which is unchanged from the previous month but 9.7 percent higher than the previous year. The continued growth in the housing market is due largely to continued low mortgage rates. Fixed rate mortgages were 5.58 percent in June 2005, compared to 5.72 percent in May 2005 and 6.29 percent in June 2004. At this time it is uncertain whether the number of housing starts will continue to increase or begin declining during the remainder of 2005.
Summary and Conclusion
The outlook for the U.S. economy in the near-term is positive and real GDP growth is estimated to remain in the range of 3.0 to 4.0 percent over the next year. The increased economic activity is expected to reduce unemployment rates, while core inflation is predicted to remain low. Various economic stimuli such as low interest rates and increasing consumer confidence are likely to contribute to the estimated economic growth in the way of increased consumption, business and residential investment and U.S. exports.

APPENDIX C
Professional Qualifications
Glenn Garlick, ASA
John F. Leonardi III, CFA, ASA

GLENN GARLICK, ASA
Orange County & Los Angeles Office

Professional Designations	Accredited Senior Appraiser (ASA), American Society of Appraisers, Business Valuation

Academic Degrees	MBA, California State University, Northridge, Finance Concentration
B.S., University of California, Los Angeles

Employment	Houlihan Valuation Advisors
Principal — 1991 to Present
The firm provides financial opinions, securities valuation, and corporate advisory services to corporations, institutions, agencies, fiduciaries, partnerships and individuals requiring expert opinion on pricing, structure, fairness, or solvency in connection with: mergers, acquisitions, divestitures, recapitalizations, equity allocation, LBO’s, ESOP’s, taxes, litigation, intangible assets and fraudulent transfers.

Houlihan Lokey Howard & Zukin, Inc.
Vice President — 1982 to 1991
The firm provides financial advisory services related to the valuation of business and security instruments, including common stock, preferred stock, convertible preferred stock, options, warrants, debt and partnership interests. Other services include investment management, investment banking and financial restructuring.

Experience	Responsibilities have included project management, the valuation of closely held securities and going-concern businesses, business development, application of financial theory to problem solving, merger and acquisition analysis, and general valuation consulting activities. Helped develop and manage the production capabilities for a satellite office in its early stages.

Has been involved in nearly 600 valuations of companies engaged in a variety of business segments, ranging from high technology and service companies to motor carriers, retailers, manufacturers, construction companies, and many others. Valuation engagement purposes include ESOP and other employee plans, estate and gift taxes, fairness opinions, recapitalizations, security design, corporate planning, solvency opinions, litigation and others.

JOHN F. LEONARDI III, CFA, ASA
Los Angeles Office

Professional Designations	Chartered Financial Analyst (CFA) Accredited Senior Appraiser (ASA), American Society of Appraisers, Business Valuation

Academic Degrees	B.B.A., Loyola Marymount University, Business Administration, Finance Concentration

Employment	Houlihan Valuation Advisors
Vice President — January 1993 to Present
The firm provides financial opinions, securities valuation, and corporate advisory services to corporations, institutions, agencies, fiduciaries, partnerships and individuals requiring expert opinion on pricing, structure, fairness, or solvency in connection with: mergers, acquisitions, divestitures, recapitalizations, equity allocation, LBO’s, ESOP’s, taxes, litigation, intangible assets and fraudulent transfers.

U.S. Department of Labor, Pension and Welfare Benefits Administration
Investigator — 1990 through 1992
The PWBA serves as the federal regulatory agency responsible for the protection of plan assets and participant rights for all 401(k), profit sharing, pension, health and ESOP plans administered throughout the United States. Investigators are responsible for conducting investigations of civil violations of the Employee Retirement Income Security Act (ERISA) and criminal violations of ERISA and the relevant criminal statutes.

Experience	Responsibilities have included project management, the valuation of closely held securities and going-concern businesses, business development, application of financial theory to problem solving, merger and acquisition analysis, and general valuation consulting activities as well as economic and industry research and analysis and financial statement analysis for the Los Angeles office of Houlihan Valuation Advisors. Has been involved in nearly 200 valuations of companies engaged in a variety of business segments, ranging from high technology and service companies to motor carriers, retailers, manufacturers, construction companies, and many others. Valuation engagement purposes include ESOP and other employee plans, estate and gift taxes, fairness opinions, recapitalizations, security design, corporate planning, solvency opinions, litigation and others.

Professional Societies	Los Angeles Society of Financial Analysts Association for Investment Management and Research American Society of Appraisers, Los Angeles Chapter